May 27, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Suying Li, Staff Accountant

Re:	Molycorp, Inc. Item 4.01 Form 8-K Filed May 20, 2014 File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 22, 2014 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed May 20, 2014 (the “Form 8-K”).
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Form 8-K Filed May 20, 2014

1.
Comment: Your disclosure in the fourth paragraph under Item 4.01 pertains to circumstances during your interim period from January 1, 2014 through May 16, 2014. Please expand the disclosure to state whether, during your two most recent fiscal years and any subsequent interim period prior to the engagement of your new independent accountant, there were any consultations with your new independent accountant on any matter as described in Item 304(a)(2)(i) & (ii) of Regulation S-K.

Response: On May 27, 2014, we filed an amendment to the Form 8-K to include disclosure regarding the fiscal years ended December 31, 2012 and 2013 with respect to our new independent accountant.

United States Securities and Exchange Commission
Division of Corporation Finance
May 27, 2014

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040.

Very truly yours,
/s/ Kevin W. Johnson
Kevin W. Johnson Executive Vice President and General Counsel